Linda Cvrkel
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: RG America, Inc. - Response to SEC Comment Letter dated August 18, 2005 Form 10-KSB for the Fiscal Year Ended December 31, 2004
         Form 10-QSB for the Quarter Ended March 31, 2005
         File No. 333-80429

Dear Ms. Cvrkel,

We are in receipt of your letter dated August 18, 2005 in relation to the above referenced item. We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. Please find below our response to the each of the comments.

Form 10-KSB for the Year Ended December 31, 2004

Item 6. Managements' Discussion and Analysis, Page 20
-----------------------------------------------------

Recent Accounting Developments, Page 32
---------------------------------------

1.
--

We note your comment as related to APB 25 and agree with your explanation. However, as noted in the Summary of Significant Accounting Principles section of our Financial Statements, the item Stock Based Compensation discloses the following:

"The Company follows the provisions of SFAS 123, as amended, and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Connection with Selling Goods or Services," for equity instruments granted to non-employees."

We recognize that APB 25 should not apply to non-employees as you noted per our disclosure above. However, when we revised the section for SFAS 123 in another area as you noted, we incorrectly included non-employees in the description. We have noted this and for your purposes, the disclosure for SFAS 123 will read as follows going forward:

"In December 2004, the FASB issued SFAS No. 123 (Revised), entitled Share-Based Payment. This revised Statement eliminates the alternative to use APB Opinion No. 25's intrinsic value method of accounting that was provided in SFAS No. 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires us to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. For public companies that file as a small business issuer, this Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of SFAS 123 (Revised) will have an impact the financial statements if the Company issues stock options to the employees in the future.

We believe that the required disclosure for non-employees was disclosed in the Significant Accounting Principles as noted above. Additionally, since the revision of SFAS 123 is not effective for small business issuers until after December 15, 2005, there was no impact of the incorrect wording in the Recent Accounting Development sections and we will make sure that this is correctly stated going forward as noted above.

Item 10. Executive Compensation, Page 42
----------------------------------------

2.
--

In relation to the options granted to Mr. Rea, the $0.06 fair value was incorrectly typed in the document and should have been $0.05 per share, the sales price of our common stock in a recent private placement offering. The $0.05 fair market price is the pre-split price and the $0.30 exercise price is post split. As a result of the split, the $0.05 fair market value is post split $0.30 per share and the exercise price is also $0.30 per share, thus no compensation expense should be or was recorded by the Company.

Financial Statements
--------------------

Consolidated Statements of Operations, page 6
---------------------------------------------

3.
--

We have reviewed the referenced guidance in APB 20 and have evaluated the impact of presenting combined financial statements for the fiscal year ended December 31, 2003, from both the qualitative and quantitative perspective of an investor. The primary changes to the financial statements would have been to the statement of operations and cash flows as only the December 31, 2004 balance sheet is presented in the 10-KSB for the year ended December 31, 2004, and as no shares for the acquisition were issued until 2004, as disclosed in the 2004 Form 10-KSB.

For the year ended December 31, 2003, we reported a net loss of $2,290,011 or a net loss per share of $.20 (pre-reverse split). On a combined basis, including the net loss of Restoration Group America, 2003, Inc. ("RGA 2003"), we would have reported a net loss of $2,796,463 or a net loss per share of $.25 (pre-reverse split) as disclosed in the footnotes to the financial statements of the Form 10-KSB for the year ended December 31, 2003. We believe that due to the significant loss reported in 2003, the inclusion of the additional losses from RGA 2003 does not impact our trend of earnings or provide a significantly different perspective of our operations. Additionally, the impact of combining the companies on a pro-forma basis has been previously disclosed in the 2003 Form 10-KSB.

For the year ended December 31, 2003, we reported cash used for operating activities of $2,060,808. This amount would have been increased primarily related to RGA 2003's net loss adjusted by any changes in its working capital accounts. Based on the previously recorded significant amount of cash used for operations, we do not believe that including RGA 2003 would change the trend of cash flows or provide any additional useful information for an investor.

We have evaluated the overall impact of providing combined financial statements for fiscal year 2003 and based on the early stages of our company, the significant losses, cash used to fund operations and the pro-forma disclosures in the 2003 Form 10-KSB, we believe that combined financial statements would not provide a significantly different perspective of our Company from that which we have disclosed.

4.
--

Based upon discussion with our financial and legal advisors, it is our understanding that the information required by paragraph 35 of APB No. 20 need only be disclosed for the period such reorganization was completed and hence is not required in our 10-KSB for the year ended December 31, 2004.

In relation to your request for the ownership structure of the Company and Restoration Group America 2003 prior to the acquisition, please find as below:

Restoration Group America 2003 (Note, this information was disclosed previously on form 8-K filed with the Commission on January 15, 2004).

Restoration Group America 2003 had 1,000 shares of common stock issued and outstanding prior to the acquisition. The Acquisition Agreement detailed that the Company would issue 100,000 shares of its common stock for each share of common stock held by RG America 2003, thus a total of 100,000,000 shares (pre-split) or 16,666,667 (post-split).

Ownership of the 1,000 shares in Restoration Group America 2003 was as follows:

George D. Mikez                                                  40
J2 FAMILY, L.P., a Texas Limited Partnership                    240
JAAVBR, L.P., a Texas Limited Partnership                       240
JADES FAMILY, L.P., a Texas Limited Partnership                 240
DKWFLP, L.P., a Texas Limited Partnership                       240
                                                                ---
Total                                                         1,000
                                                              =====

Of the above, John E. Rea, our CEO and a Director, is the President of J2 Family, L.P. and James Rea, our COO and a Director is the President of JAAVBR, L.P. Together as a group, these entities owned 48% of Restoration Group America, 2003.

Ownership of the Company prior to the merger was 8,440,040 shares (pre-split) and 1,406,673 shares (post-split). Of these shares, Rea Capital Corporation held 4,000,000 (pre-split), 666,667 (post-split) or 47.4% of the Company. Edward P. Rea, our Chairman of the Board is the Chairman of Rea Capital Corporation.

No entity or group, either an individual or immediate family member, held greater than 50% ownership in either the Company or Restoration Group America 2003 prior to the merger.

Statements of Shareholders' Equity, page 7
------------------------------------------

5.
--

We would propose that the Stockholders' Equity Footnote would be changed to the following:

"In January 2004, the Company issued 1,109,308 shares of common stock in conversion of notes payable. This was comprised of 480,000 shares to a related party at approximately $0.36 per share (post-split), or a valuation of $173,735 and $629,308 shares to an unrelated party at approximately $0.33 per share (post-split), or a valuation of $205,335. The valuation of the shares issued was either based upon recent sales of common stock through a private placement offering or through a negotiated price between the parties taking into account the length of time the notes were outstanding. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In September 2004, the Company issued 704,420 shares of common stock in conversion of notes payable. The shares were issued to a related party at $0.30 per share (post-split), or a valuation of $211,326. The valuation of the shares issued was based upon recent sales of common stock through a private placement offering. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

6.
--

We would propose that the stockholders' equity footnote be replaced with the following:

"In January 2004, we issued 737,328 shares of common stock at approximately $0.55 per share (post-split), or a valuation of $406,833, in conversion of trade accounts payable. The valuation of the shares issued was either based upon recent sales of common stock through our private placement offering or a negotiated price between the parties taking into account the length of time the accounts payable were outstanding. The issuances of these shares were exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act."

7.
--

We agree with your comment and would note that when the filing was submitted to EDGAR, both of the ($159,167) and ($159) columns were incorrectly shown in the Preferred Stock columns. While our original filing document was correct and showed the amounts under the common stock and common stock subscribed columns as you noted, we did not note the error when the document was being proofed for filing. Based upon this comment, we have implemented additional internal control procedures for the review and filing of our documents

Marketable Securities, page 17
------------------------------

8.
--

The entity that we received a warrant from is the RS Group of Companies ("RSGC"). RSCG is the Florida based parent of a Canadian company that owns the Rent Shield (TM) product line for which we are a major North American distributor. The Rent Shield product is discussed in "Our Companies" section of the 10-KSB under RG Financial Services ("RGFS"). Rent Shield(TM) pairs well with our proprietary PropertySMARTSM product line and RSGC would be introduced to our extensive relationships in the multi-family arena and we would be able to add an additional valuable product to our revenue stream.

However, the exercise price of the warrants was structured at a significant premium to the existing market price to provide an incentive for both companies to perform currently and in the future. As a result, the exercise price is priced significantly above the current market price and no value was attributed to the warrant we received from RSGC based upon our evaluation of the warrant. We noted this in the marketable securities footnote and believe that the disclosure remains correct.

Additionally, we granted a warrant to RSGC to purchase our common stock and this is disclosed in your comment 14 below under Common Stock Warrants, page 27.


Note 7, Acquisitions, page 17
-----------------------------

9.
--

In relation to the PBS acquisition, the purchase price was 1,000,000 restricted shares (pre-split) at a valuation of $350,000 or $0.35 per share. The $0.35 per share was based upon the closing price of our common stock during the time of negotiations for the acquisition. As a result of the reverse stock split, the shares were adjusted to 166,667 and the effective price went from $0.35 per share to the $2.10 per share that you noted. We believe that the $0.35 per share valuation was appropriate in relation to basing it on the closing price of the stock during negotiations.

PBS was a respected architectural and engineering firm that would provide these services for us in relation to our proprietary PropertySMARTSM product line. Additionally, PBS would bring strong existing relationships in the multi-family arena to join with our existing relationships. As a result, the PBS business is primarily a service based model based upon relationships and does not have significant assets. We evaluated this in relation to the purchase price and the allocation of the acquisition cost to the assets and liabilities acquired with the remainder recorded as goodwill.

In relation to your comment concerning the disclosure requirements of paragraph 51 of SFAS No. 141, we have reviewed the matter in conjunction with our Independent Registered Public Accounting Firm, and believe that we have met these requirements. We acknowledge and confirm that we will once again review the requirements and comply with such disclosure requirements in future filings.

10.
---

In relation to your comments for the RG acquisition, we have reviewed the disclosure and agree that while the wording is factual, there could be confusion as related to the actual events. The original acquisition agreement was 100,000,000 shares (pre-split) and as a result of the reverse stock split, the shares were adjusted to 16,666,667 (post-split).

We would propose that the disclosure would read as follows:

In accordance with the terms of the Acquisition Agreement between RG and RGA 2003, we will issue 16,666,667 shares (post-split) of our common stock to the shareholders of RGA 2003. In April 2004, we issued 13,333,333 of these shares at the agreement specified $0.114 per share as follows: 10,000,000 shares as our Amended and Restated Articles of Incorporation were declared effective and 3,333,333 shares upon the satisfaction of certain conditions. As a result of this issuance, 3,333,333 of the 16,666,667 shares remain unissued subject to the satisfaction of certain additional conditions and have been recorded as Common Stock Subscribed in the accompanying Financial Statements.

Note 9.  Stockholders' Deficit, page 22
---------------------------------------

Capital Structure, page 22
--------------------------

11.
---

In relation to our footnote concerning the $1,800,000 private placement, the last sentence is incorrect and should not of been included and was a carry forward from a previous filing. As noted in the Consolidated Statements of Stockholders' Deficiency, we noted $967,076 of proceeds from the sale of our common stock. As noted in your comment, the three amounts of $387,501, $95,000 and $484,575 add up to $967,076, the same as our disclosure noted above.

Yes, we had two offerings of securities, both private placement offerings under Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. The first offering was commenced in January 2004 and concluded in March 2004. As a result, we issued 1,617,953 shares at $0.30 per share (post-split) and received proceeds of $484,575. The second offering was commenced in May 2004 and concluded in August 2004. As a result, we issued 804,291 shares at $0.60 per share (post-split).

The pricing of the shares was determined based upon discussions with our financial and legal advisors considering the history and the business prospects for the Company.

Issuances of Common Stock, page 22
----------------------------------

12.
---

In relation to the issuance of common stock in exchange for various items, we note your comment and would respond as follows. The Company was negotiating with several parties to resolve outstanding obligations including notes payable, trade accounts payable, property and equipment and services. We believe that we have responded to notes payable and trade accounts payable through our your comments number 5 and 6 above.

For property and equipment, we issued 81,667 shares of our common stock for a total valuation of $29,000 or approximately $0.36 per share. In January 2004, we issued 15,000 shares of the 81,667 shares at $0.60 per share for the purchase of property and equipment. The valuation of the shares issued was based upon a negotiated agreement with the third party property and equipment provider. The sentence in the disclosure stating that the price was based upon recent sales of common stock through our private placement was incorrect). The issuance of these shares was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act. In June 2004, we issued 66,667 of the 81,667 shares at an agreed to price of $0.30 per share for the purchase of property and equipment from a related party. The valuation of the shares issued was based upon recent sales of common stock through our private placement at $0.30 discussed previously. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.


For stock issued for services provided by vendors and employees, and other parties, the per share price utilized for the majority of these issuances was based upon recent sales of common stock through our private placement at either $0.30 or $0.60 per share. We discuss below the issuances that were not based upon this pricing and our reason for utilizing this price.


For all of these items, we utilized a negotiated price for the services based upon the current trading market price of the stock on a post-split basis.

In June 2004, 8,333 shares of common stock were issued for professional services at a valuation of $2.70 per share (post-split) and $22,500 was recorded as consulting expense. The valuation of the shares issued was based upon the current trading market price of the common stock.

In June 2004, 8,333 shares of common stock were issued at a valuation of $1.98 per share (post-split), and $16,500 was recorded as consulting expense

In July 2004, 66,667 shares of common stock were issued for professional services at a valuation of $1.74 per share (post-split), and $116,000 was recorded as consulting expense. The valuation of the shares issued was based upon the current trading market price of the common stock.

In July 2004, 11,111 shares of common stock were issued for professional services at a valuation of $0.90 per share (post-split), and $10,000 was recorded as consulting expense. The valuation of the shares issued was based upon the current trading market price of the common stock.

The issuance of all of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

13.
---

In relation to your comment concerning if all Note 9. equity transactions were properly included in the Consolidated Statements of Stockholders' Deficiency, we confirm that they were. However, we realize that there were a significant number of transactions and the ability to follow the transaction flow from Note 9 and agree it back to the statements is complex, but not impossible. Please understand that the Note 9 was in chronological order as we understand is required. The following reconciliation below utilizes the same note information and classifies it by the Statements category:

Stock issued for subscribed stock
---------------------------------

In July and August 2004, 159,167 shares of common stock were issued from previously recorded Common Stock subscribed.

Stock issued for professional services - Total of 343,008 shares issued and
---------------------------------------------------------------------------
176,667 shares subscribed at a valuation of $474,738
----------------------------------------------------

In September 2004, we agreed to issue 33,333 shares of common stock for professional services at $1.56 per share, and $52,000 was recorded as consulting expense. The valuation of the shares was based upon the current trading market price of the common stock.

In September 2004, we agreed to issue 63,888 shares of common stock for professional services at $1.20 per share, and $76,666 was recorded as consulting expense. The valuation of the shares was based upon the current trading market price of the common stock.

In September 2004, we agreed to issue 16,667 shares of common stock for professional services at $0.90 per share, and $15,000 was recorded as consulting expense. The valuation of the shares was based upon the current trading market price of the common stock.

In September 2004, we agreed to issue 1,667 shares of common stock for professional services at $0.60 per share, and $1,000 was recorded as consulting expense. The valuation of the shares was based upon the current trading market price of the common stock.

At December 31, 2004, all of the above 115,555 shares had not been issued by the transfer agent and we have recorded the 115,555 shares as Common Stock Subscribed.

In January 2004, 50,000 shares of common stock were issued for professional services at $0.30 per share, and $15,000 was recorded as consulting expense. In March 2004, 63,255 shares of common stock were issued for legal services at $0.30 per share, and $18,977 was recorded as professional expense. The valuation of the shares issued was based upon recent sales of common stock through a private placement offering. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act. As a result of these issuances, the Company issued a total of 113,255 shares and recorded a total of $33,977 for consulting expense.

In April 2004, 41,194 shares of common stock were issued for professional services at an agreed to price of $0.30 per share, and $12,358 was recorded as consulting expense. The valuation of the shares issued was based upon recent sales of common stock through a private placement offering.

In June 2004, 25,000 shares of common stock were issued for professional services at $0.60 per share, and $15,000 was recorded as consulting expense. The valuation of the shares issued was based upon recent sales of common stock through a private placement offering.

In June 2004, 8,333 shares of common stock were issued for professional services at $2.70 per share and $22,500 was recorded as consulting expense. The valuation of the shares issued was based upon the current trading market price of the common stock.

In June 2004, 8,333 shares of common stock were issued at $1.98 per share, and $16,500 was recorded as consulting expense.

In January 2004, we issued 66,667 shares of common stock at $0.30 per share for an investment in a real estate limited partnership. The valuation of the shares issued was based upon recent sales of common stock through our private placement discussed above. The issuances of these shares were exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act. In addition, we issued 2,448 shares of common stock at $6.70 per share for the same investment in a real estate limited partnership. The valuation of the shares issued was based on negotiation related to issues related to the joint venture and the probability that we would not proceed in the joint venture. The issuances of these shares were exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act. In June 2004, we determined that the joint venture would not proceed and the 69,114 previously issued shares representing $36,402 were reclassed to professional services as consulting expense.

In July 2004, 66,667 shares of common stock were issued for professional services at $1.74 per share, and $116,000 was recorded as consulting expense. The valuation of the shares issued was based upon the current trading market price of the common stock. In July 2004, 11,111 shares of common stock were issued for professional services at $0.90 per share, and $10,000 was recorded as consulting expense. The valuation of the shares issued was based upon the current trading market price of the common stock. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act. As a result of these issuances, during the three months ended September 30, 2004, the Company issued a total of 77,778 shares and recorded a total of $126,000 for consulting expense.

In December 2004, we agreed to issue 33,334 shares of common stock for professional services at $1.02 per share, and $34,000 was recorded as consulting expense. The valuation of the shares was based upon the current trading market price of the common stock.

In December 2004, we agreed to issue 27,778 shares of common stock for professional services at $1.20 per share, and $33,335 was recorded as consulting expense. The valuation of the shares was based upon the current trading market price of the common stock.

Stock issued for directors' fees - Total of 50,000 shares issued at a valuation
-------------------------------------------------------------------------------
of $20,000
----------

In March 2004, 33,333 shares of common stock were issued to two individuals for directors' services at $0.30 per share, and $10,000 was recorded as directors' fees expense. The valuation of the shares issued was based upon recent sales of common stock through our private placement discussed above.

In May 2004, 16,667 shares of common stock were issued to an individual for directors' services at $0.60 per share, and $10,000 was recorded as directors' fees expense. The valuation of the shares issued was based upon recent sales of common stock through our private placement discussed above.

Proceeds from sale of common stock - Total of 1,848,911 shares issued and
-------------------------------------------------------------------------
573,333 shares subscribed at a valuation of $967,076
----------------------------------------------------

As of March 30, 2004, we concluded a private placement offering under Rule 506 of Regulation D promulgated under the Act. In conjunction with that offering, we received $484,575 of cash proceeds and issued 1,617,953 shares of our common stock at an average price of $0.30 per share to accredited and non-accredited investors.

In June 2004, we concluded a private placement offering under Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). In conjunction with that offering, we received $387,501 of proceeds, representing 645,958 shares of our common stock at an average price of $0.60 per share to accredited and non-accredited investors. We issued 230,958 of these shares and at September 30, 2004, 415,000 shares had not been issued by the transfer agent and we have recorded the 415,000 shares as Common Stock Subscribed.

In August 2004, we concluded a private placement offering under the Act. In conjunction with that offering, we received $95,000 of proceeds, representing 158,333 shares of our common stock at an average price of $0.60 per share to accredited and non-accredited investors. We have not issued any of these shares and at September 30, 2004, 158,333 shares had not been issued by the transfer agent and we have recorded the 158,333 shares as Common Stock Subscribed.

Stock issued in exchange for note receivable - Total of 448,167 shares issued at
--------------------------------------------------------------------------------
a valuation of $0
-----------------

In June 2004, we issued 448,167 shares of common stock at $0.60 per share or $268,900 in exchange for a note receivable from an unrelated third party. The valuation of the shares issued was based upon recent sales of our common stock through our concurrent private placement discussed above. The issuance of these shares was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act. However, we determined that the note receivable was not the proper accounting treatment and reclassed the entire $268,900 as a debit to Common Stock Subscribed.

In January 2004, we issued 43,333 shares of common stock at $0.30 per share or $13,000 in exchange for a note receivable from an unrelated third party. The valuation of the shares issued was based upon recent sales of our common stock through our concurrent private placement discussed above. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act. In December 2004, we determined that the note receivable would not be collectible and we canceled the note receivable and the 43,333 shares of stock.

Stock issued for conversion of notes payable - Total of 1,109,308 shares issued
-------------------------------------------------------------------------------
and 704,420 shares subscribed at a valuation of $590,396
--------------------------------------------------------

In January 2004, the Company issued 1,109,308 shares of common stock in conversion of notes payable. This was comprised of 480,000 shares to a related party at approximately $0.36 per share (post-split), or a valuation of $173,735 and $629,308 shares to an unrelated party at approximately $0.33 per share (post-split), or a valuation of $205,335. The valuation of the shares issued was either based upon recent sales of common stock through a private placement offering or through a negotiated price between the parties taking into account the length of time the notes were outstanding. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In September 2004, the Company issued 704,420 shares of common stock in conversion of notes payable. The shares were issued to a related party at $0.30 per share (post-split), or a valuation of $211,326. The valuation of the shares issued was based upon recent sales of common stock through a private placement offering. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

Stock issued for conversion of accounts payable - Total of 737,328 shares issued
--------------------------------------------------------------------------------
at a valuation of $406,833
--------------------------

In January 2004, we issued 737,328 shares of common stock at approximately $0.55 per share (post-split), or a valuation of $406,833, in conversion of trade accounts payable. The valuation of the shares issued was either based upon recent sales of common stock through our private placement offering or a negotiated price between the parties taking into account the length of time the accounts payable were outstanding. The issuances of these shares were exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

Stock issued and held by transfer agent for instruction - Total of 1,667 shares
-------------------------------------------------------------------------------
issued at a valuation of $500
-----------------------------

In January 2004, we issued 1,667 shares of common stock at $0.30 per share and the transfer agent is holding the shares pending instructions from RG on how the shares should be named. The valuation of the shares issued was based upon recent sales of common stock through our private placement discussed above. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

Stock issued for property and equipment - Total of 81,667 shares issued at a
----------------------------------------------------------------------------
valuation of $29,000
--------------------

In January 2004, we issued 15,000 shares at $0.60 per share or $9,000 for the purchase of property and equipment. The valuation of the shares issued was based upon a negotiated agreement with the third party property and equipment provider. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In June 2004, we issued 66,667 shares at $0.30 per share or $20,000 for the purchase of property and equipment from a related party. The valuation of the shares issued was based upon recent sales of common stock through our private placement at $0.30 discussed previously. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

Stock issued for employee compensation - Total of 36,667 shares issued and
--------------------------------------------------------------------------
16,667 shares subscribed at a valuation of $21,000
--------------------------------------------------

In April 2004, we issued 36,667 shares of common stock at an agreed to price of $0.30 per share as compensation to employees and recorded $11,000 as compensation expense. The valuation of the shares issued was based upon recent sales of our common stock through our concurrent private placement discussed above. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In September 2004, we agreed to issue 16,667 shares of common stock at $0.60 per share as compensation to an employee and recorded $10,000 as compensation expense. The valuation of the shares issued was based upon recent sales of our common stock through our concurrent private placement discussed above. We have not issued any of these shares and at September 30, 2004, 16,667 shares had not been issued by the transfer agent and we have recorded the 16,667 shares as Common Stock Subscribed.

Stock issued in exchange for other receivables - Total of 47,827 shares issued
------------------------------------------------------------------------------
and 16,666 shares subscribed at a valuation of $27,023
------------------------------------------------------

In June 2004, we issued 48,373 shares of common stock at $0.60 per share or $29,023 in exchange for a subscription receivable from two unrelated third parties. One note was for 45,039 shares or $27,023 and the other was for 3,333 shares or $2,000. The valuation of the shares issued was based upon recent sales of our common stock through our concurrent private placement discussed above. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In relation to the above, our reconciliation to the transfer agent report was out of balance by 545 shares and we adjusted the Statements amount down to 47,827 shares to agree to the transfer agent report.

In June 2004, we agreed to issue 16,666 shares of common stock at $0.30 per share or $5,000 in exchange for a subscription receivable from a third party. The valuation of the shares was based upon a negotiated price over several months with the third party that started with our initial private placement offering at $0.30 per share.

In December 2004, we determined that two of the note receivables above in the amount of $7,000 was not the proper accounting treatment and reclassed the entire $7,000 as a debit to Common Stock Subscribed. The remaining note receivable in the amount of 45,039 shares or $27,023 is valid and remains outstanding at December 31, 2004.

Stock issued for RGA acquisition - Total of 13,333,333 shares issued and
------------------------------------------------------------------------
3,333,333 shares subscribed at a valuation of $0
------------------------------------------------

In accordance with the terms of the Acquisition Agreement between RG and RGA 2003, we will issue 16,666,667 shares (post-split) of our common stock to the shareholders of RGA 2003. In April 2004, we issued 13,333,333 of these shares at the agreement specified $0.114 per share as follows: 10,000,000 shares as our Amended and Restated Articles of Incorporation were declared effective and 3,333,333 shares upon the satisfaction of certain conditions. As a result of this issuance, 3,333,333 of the 16,666,667 shares remain unissued subject to the satisfaction of certain additional conditions and have been recorded as Common Stock Subscribed in the accompanying Financial Statements.

Stock issued for PBS acquisition - Total of 166,667 shares issued at a valuation
--------------------------------------------------------------------------------
of $350,000
-----------

In July 2004, in accordance to the terms of the Acquisition Agreement between RG and PBS, we issued 166,667 shares (post-split) of our common stock at the agreed upon $2.10 per share (post-split) to the stockholders of PBS. The purchase price was 1,000,000 restricted shares (pre-split) at a valuation of $350,000 or $0.35 per share. The $0.35 per share was based upon the closing price of our common stock during the time of negotiations for the acquisition. As a result of the reverse stock split, the shares were adjusted to 166,667 and the effective price went from $0.35 per share to the $2.10 per share.

Common Stock Warrants, page 27
------------------------------

14.
---

In relation to the warrant to purchase 333,333 shares of our common stock granted to a corporation in exchange for current and ongoing strategic advisory services, this is for RSGC as discussed under your comment 8 above, Marketable Securities in which we received a warrant from them. The warrant was originally 2,000,000 shares (pre-split) at an exercise price of $1.00 per share (post-split). As a result of the reverse stock split, these amounts were adjusted to 333,333 warrants at $6.00 per share. As discussed under your comment 8 above, both warrants exercise price was set with a premium to provide an incentive for both companies to perform currently and in the future. As a result, the exercise price is priced significantly above the current market price and no value was attributed to the warrant based upon our evaluation of the warrant.

15.
---

In relation to the warrant to purchase 1,000,000 shares of our common stock, the exercise price was incorrectly shown at $0.10 per share and is instead $0.60 per share, based upon the price of shares sold in our second private placement discussed previously. We have noted this and will correct the disclosure for future filings.

Commitments and Contingencies, page 30
--------------------------------------

16.
---

We noted this and have corrected this for future filings and will show that the leasehold improvements are being amortized to expense over a ten (10) year period. We noted your comment and reviewed the Letter to Industry dated February 7, 2005 and paragraph 5(f) of SFAS 13. Based upon our review, we would note that our disclosure noted that our lease is on a month-to-month basis and has no specific term. Accordingly, we have amortized the leasehold improvements over the shorter of the economic lives or the lease term, as defined in paragraph 5(f) of SFAS 13 and that period is ten (10) years, the estimated economic life.

Form 10-QSB for the Quarter Ended March 31, 2005
------------------------------------------------

Note 3. Nature of Operations and Summary of Significant Accounting Policies,
----------------------------------------------------------------------------
page 7
------

17.
---

We have noted your comment on EPS and have adjusted our disclosure for the quarter ended June 30, 2005 that was filed with the Commission on August 24, 2005. We believe that the new calculation disclosed in this filing reflects your comments and will confirm that future filings will be in compliance with this comment.

Note 5. Impairment, page 9
--------------------------

18.
---

In relation to your comment for the recovery of impairment, we were faced with the change from a transfer agent (Signature) here in Dallas to a recognized transfer agent (Transfer Online) at the same time that we were filing both the December 31, 2004 10-KSB and March 31, 2005 10-QSB. We had noted several significant issues related to the previous transfer agent and after discussion with our financial and legal advisors concerning some information we received on Signature and its ownership, we terminated the relationship with them. However, due to several reasons and complications, the transfer of the information from Signature to Transfer Online was delayed and this caused a significant issue and reconciliation of the information between the transfer agents in relation to our filing of both the 10-KSB and 10-QSB with the Commission.
As you will note, our December 31, 2004 10-KSB was filed on May 11, 2005 and the March 31, 2005 10-QSB was filed 12 days later on May 23, 2005. A major reason for the delay in the 10-KSB was this reconciliation of the transfer agent information noted above.

We completed a very extensive reconciliation of the December 31, 2004 report for the filing of the 10-KSB and then immediately went to work on the reconciliation of the information for the 10-QSB. Additionally, during this time, we were negotiating on a daily basis with the PBS primary employee concerning the impairment of the business and the return of the shares. When this was completed and an effective date was structured, we were completing the 10-QSB and did not correlate the return of the shares with the 10-KSB filing. We realize that at a minimum, this should have been noted in the subsequent events section of the 10-KSB.

We have implemented internal control procedures to reconcile the transfer agent report to the financial statements on a monthly basis and have a good relationship with the new transfer agent. We believe that these procedures will allow us not to be in the same position that we faced in May 2005 as described above.

Note 7.  Stockholders' Deficit, page 11
---------------------------------------

Issuances of Common Stock, page 11
----------------------------------

19.
---

Listed below are each of the issuances of common stock for the quarter ended March 31, 2005 and our valuation basis, which we believe was appropriate:

On February 9, 2005, the Company issued 4,167 shares of common stock at $0.60 per share in conversion of a note payable to a non-related party. The share price of $0.60 was utilized as the fair market value on the grant date based upon the price of common stock sold in the most recent private placement offering.

In March 2005, the Company issued 72,500 shares of common stock in exchange for rent payments owed an unrelated third party at $0.60 a share, and accrued expenses on the Company's books were reduced $43,500. The share price of $0.60 was utilized as the fair market value on the grant date based upon the price of common stock sold in the most recent private placement offering.

On March 15, 2005, the Company issued 26,670 shares of RG's common stock at approximately $0.30 per share related to an unrecorded early 2004 stock transaction. The share price of $0.30 was utilized as the fair market value on the grant date based upon the price of common stock sold in a previous private placement offering (2004 transaction that correlates to the first private placement).

On March 16, 2005, the 55,556 shares of RG's common stock shares at $2.10 per share (post-split) held in escrow related to the acquisition of PBS were cancelled. This transaction was recorded as a recovery of impairment of $116,669.

On March 25, 2005, the 45,455 shares of RG's common stock shares for the purchase of an insurance book of business at $0.66 per share. This transaction was recorded as an addition of $30,000 to other non current assets. The share price of $0.66 was utilized as the fair market value based upon the closing price of common stock on the grant date.


In January, February, and March 2005, 337,502 shares of common stock were issued from previously recorded Common Stock subscribed.

Common Stock Warrants, page 11
------------------------------

20.
---

In relation to your comments for the issuance of 66,667 warrants to purchase our common stock, please find below our response and revised disclosure as reflected in the 10-QSB filing for the quarter ended June 30, 2005:

 In March 2005, the Company granted warrants to purchase 66,667 shares of our common stock at an exercise price of $0.63 per share, to an unrelated third party. The warrants were issued in exchange for financial advisor services from Spencer Clarke LLC ("Spencer Clarke") in which Spencer Clarke assisted with the issuance of $400,000 of senior subordinated convertible debentures for the Company. The share price of $0.63 was utilized based upon the terms described in the Financial Advisory Agreement between the Company and Spencer Clarke. Specifically, the $0.63 per share was determined at 105% of common stock that would be issued upon conversion of the subordinated convertible debentures at $0.60 per share. The $0.60 per share was based upon the price of common stock sold in a recent private placement offering.

The Company evaluated the warrant issuance in accordance with FAS 123 and utilized the Black - Scholes method to determine valuation. As a result of its evaluation, the Company determined that the warrant valuation was $27,357 and recorded this amount to interest expense and additional paid in capital.

Convertible Debenture Note, page 11
-----------------------------------

21.
---

In relation to your comments for the beneficial conversion feature for our convertible debentures, please find below our response and revised disclosure as reflected in the 10-QSB filing for the quarter ended June 30, 2005:

The Company evaluated the convertible debentures and utilized the Black - Scholes method to determine valuation. As a result of its evaluation, the Company determined that there was a beneficial conversion feature for the convertible debentures. However, the amount was immaterial and no entry was recorded.

We appreciate the opportunity to respond to the Commission's comments as related to our 10-KSB and 10-QSB filings as discussed above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort we can in the future to ensure that these requirements encompass the comments made. Additionally, we believe that no comment or our response above would provide a reader or investor with significantly better information to make a decision if the Form 10-KSB and 10-QSB were amended. We do believe that the comments and our responses above should be and will be incorporated into our future filings.

Sincerely,


/s/ John E. Rea
------------------------------
John. E. Rea
Chief Executive Officer


























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